SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported):        January 18, 2005
----------------------

| Commission File Number | Name of Registrant, State of Incorporation, Address and Telephone Number | IRS Employer Identification Number |
|---|---|---|
| 1-40 | Pacific Enterprises (A California Corporation) 101 Ash Street San Diego, California 92101 (619) 696-2000 | 94-0743670 |
| 1-1402 | Southern California Gas Company (A California Corporation) 555 West Fifth Street Los Angeles, California 90013 (213) 244-1200 | 95-1240705 |

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(Former name or former address, if changed since last report.)

## ITEM 8.01 OTHER EVENTS

*The following information supplements and should be read in conjunction with the related information contained in the company's Annual Report on Form 10-K for the year ended December 31, 2003, its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004, and its Current Report on Form 8-K dated January 10, 2005 filed with the Securities and Exchange Commission.*

Sempra Energy, SoCalGas and SDG&E are the remaining defendants in class-action and individual antitrust and unfair competition lawsuits alleging that they, together with El Paso Natural Gas Company and it affiliates, unlawfully sought to control natural gas and electricity markets. These cases were filed in 2000 and at various times thereafter and have been consolidated in San Diego Superior Court. The claims against El Paso have been settled but those against Sempra Energy, SoCalGas and SDG&E continue to be litigated and the class action plaintiffs have asserted that they could recover as much as $24 billion if their claims are upheld at trial.

As reported in the company's Current Report on 8-K dated January 10, 2005, on that date a new Superior Court trial judge (assigned to replace the previous judge, who retired at year-end) set an initial trial call date for June 3, 2005.  On January 18, 2005, the judge stated that pre-trial motions will be heard on June 3, 2005, and set a trial date of September 2, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pacific Enterprises

Date: January 19, 2005                          By: /s/ F. H. Ault
                                                ------------------------------------------
                                                F. H. Ault
                                                Sr. Vice President and Controller

Southern California Gas Company

Date: January 19, 2005                          By: /s/ S.D. Davis
                                                ------------------------------------------
                                                S.D. Davis
                                                Sr. Vice President-External Relations
                                                and Chief Financial Officer